b) 11   Computation of per share earnings 03/31/2002

                   Clip 'N Pierce Fashions, Inc.
              Weighted Average Shares Outstanding
                       March 31, 2002

Weighted Average Shares       8,400,000

Net Loss                        $ 2,928

Net Loss Per Share               $0.0003